Mail Stop 3561

December 22, 2008

Sang-Ho Kim
CEO
Modena I, Inc.
735 Don Mills Road
#1405
Toronto, Ontario M5N 1E7

Re: Modena I, Inc.
        Registration Statement on Form S-1
        Filed December 18, 2008
        File No. 333-156272

Dear Mr. Kim:

        We have completed a preliminary reading of your registration statement. It appears that your document fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not further process the registration statement until these material deficiencies are addressed.

        Your registration statement does not appear to contain updated financial statements as required by Article 8-08 of Regulation S-X and Form S-1. In addition, you should include audited statements of operations, cash flows and changes in stockholders' equity for the <u>cumulative period</u> from November 8, 2003 (inception) to the date of your most recent fiscal year end.

                                        * * * * *

        As long as it remains in its current form, we will not recommend acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call us at (202) 551-3790 with any questions. We look forward to working with you to address these concerns.

Sincerely,

John Reynolds
Assistant Director

cc: David Lubin & Associates, PLLC
        fax: 516 887-8250